UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE KEYW HOLDING CORPORATION

(Name of Subject Company (Issuer))

ATOM ACQUISITION SUB, INC.
An indirect wholly owned subsidiary of

JACOBS ENGINEERING GROUP INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

469814107
(CUSIP Number of Class of Securities)

Kevin C. Berryman
Chief Financial Officer
Jacobs Engineering Group Inc.
1999 Bryan Street, Suite 1200
Dallas, Texas 75201
(214) 583 - 8500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Christopher Ewan
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004

CALCULATION OF FILING FEE
Transaction Valuation: Not applicable	Amount of Filing Fee: Not applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Atom Acquisition Sub, Inc., a Maryland corporation (“Purchaser”) and a wholly owned indirect subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (“Jacobs”) to acquire all of the outstanding common stock, par value $0.001 per share, of The KeyW Holding Corporation, a Maryland corporation (“KeyW”), at a price of $11.25 per share, net to the seller in cash, without interest and subject to any applicable tax withholding, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 21, 2019, by and among Purchaser, Jacobs, and KeyW.

Additional Information and Where You Can Find It

The tender offer for the outstanding shares of KeyW common stock referenced in this communication has not yet commenced.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of KeyW, nor is it a substitute for the tender offer materials that Jacobs and its acquisition subsidiary will file with the SEC upon commencement of the tender offer.  At the time the tender offer is commenced, Jacobs will file tender offer materials on Schedule TO, and KeyW will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information.  Holders of shares of KeyW common stock are urged to read these documents when they become available because they will contain important information that holders of KeyW common stock should consider before making any decision regarding tendering their shares of KeyW common stock.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of KeyW at no expense to them.  In addition, KeyW and Jacobs file annual, quarterly and special reports and other information with the SEC.

Investors and security holders may obtain free copies of the tender offer materials and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC by KeyW or Jacobs through the website maintained by the SEC at http://www.sec.gov, KeyW’s website at http://www.keywcorp.com, or Jacobs’ website at www.jacobs.com.

Cautionary Notice Regarding Forward-Looking Statements

Certain statements contained in this communication constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this communication that are based on historical fact are forward-looking statements, including statements about whether and when the transaction between Jacobs and KeyW will be consummated and the anticipated financial and other benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that Jacobs and KeyW may be unable to obtain regulatory approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts our current plans and operations; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’ Annual Report on Form 10-K for the year ended September 28, 2018, in particular the “Risk Factors” discussions thereunder as well as our other filings with the SEC. Jacobs is not under any duty to update any of the forward-looking statements after the date of this press release to conform to actual results, except as required by applicable law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JACOBS ENGINEERING GROUP INC.

/s Kevin C. Berryman
DATE: April 22, 2019	Kevin C. Berryman
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

99.1	Investor Presentation, dated April 22, 2019

99.2	Employee Letter, dated April 21, 2019

99.3	Webcast Transcript, dated April 22, 2019